Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: March 18, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 18, 2016 to the Prospectus dated February 19, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Floating Rate Notes due 2019
Currency:	USD
Size:	$400,000,000
Maturity:	March 22, 2019
Re-offer Spread to Index:	+84 basis points
Payment Frequency:	Quarterly
Day Count Convention:	Actual/360
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$399,400,000 (99.850%)
Interest Payment Dates:	March 22, June 22, September 22 and December 22 of each year, commencing June 22, 2016
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 22, 2019, at a redemption price equal to 100% principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
Business Day: Reset Frequency:	New York and London Quarterly
Payment Frequency:	Quarterly
CUSIP/ISIN:	46625HQV5/US46625HQV59
Trade Date:	March 18, 2016
Settlement Date:	March 23, 2016 (T+3)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Scotia Capital (USA) Inc.

Capital One Securities, Inc.

Danske Markets Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Regions Securities LLC RBC Capital Markets, LLC
TD Securities (USA) LLC UniCredit Capital Markets LLC Academy Securities, Inc. Lebenthal & Co., LLC. Loop Capital Markets LLC The Williams Capital Group, L.P.

Additional Floating Rate Interest Terms:

The floating rate notes will bear interest at a floating annual rate equal to the three-month London Interbank offered rate (“Three-Month LIBOR”), determined as described below, plus 0.840%.

For the purposes of calculating interest due on the floating rate notes, “Three-Month LIBOR” means, with respect to any interest period, the rate (expressed as an annual rate) for deposits in U.S. dollars for a three-month period commencing on the first day of that interest period that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m. (London time) on the LIBOR determination date for that interest period. If such rate does not appear on the Reuters Screen LIBOR01 Page, Three-Month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with us), at approximately 11:00 a.m., London time on the LIBOR determination date for that interest period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, Three-Month LIBOR with respect to that interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that interest period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, Three-Month LIBOR for that interest period will be the same as Three-Month LIBOR as determined for the previous interest period or, in the case of the first interest period, at an annual rate of 0.62430%. The establishment of Three-Month LIBOR for each interest period by the calculation agent shall (in the absence of manifest error) be final and binding.

We refer to the period beginning from and including March 23, 2016 and ending on but excluding the first interest payment date and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date as an “interest period.” The amount of interest for each day the floating rate notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the outstanding principal amount of the floating rate notes. The amount of interest to be paid on the floating rate notes for each interest period will be calculated by adding the Daily Interest Amounts for each day in the interest period. In the event that any interest payment date and interest reset date for the floating rate notes would otherwise fall on a day that is not a business day (as defined above), that interest payment date and interest reset date will be postponed to the next day that is a business day and interest will accrue to but excluding the date interest is paid. However, if the postponement would cause the day to fall in the next calendar month, the interest payment date and interest reset date will instead be brought forward to the immediately preceding business day.

For the purposes of the floating rate notes:

•	“Calculation agent” means The Bank of New York Mellon, or any other firm appointed by us, acting as calculation agent.

•	“LIBOR determination date” means the second London business day immediately preceding the first day of the relevant interest period.

•	“London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

•	“Reuters Screen LIBOR01 Page” means the display designated as the Reuters screen “LIBOR01”, or such other page as may replace the Reuters screen “LIBOR01” on that service or such other service or services as may be nominated for the purpose of displaying London interbank offered rates for U.S. dollar deposits by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London interbank offered rate in the event IBA or its successor no longer does so.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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